Equillium, Inc.

2223 Avenida de la Playa

Suite 105

La Jolla, California 92037

February 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Equillium, Inc.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-268024

Dear Mr. Buchmiller:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Equillium, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-268024), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Rama Padamanabhan or Dylan Kornbluth, each of Cooley LLP, at (858) 550-6024 or (858) 550-6173, if you have any other questions or concerns regarding this matter.

Sincerely, EQUILLIUM, INC.

/s/ Bruce D. Steel
Bruce D. Steel
President and Chief Executive Officer